Grupo PRISA


03050919

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 11/04/03
No. of pages (including this one): -27-

Re: **Promotora de Informaciones, S.A.**
Information Pursuant to Rule 12g3-2(b)
File No. 82-5213

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the English language version of the Grupo Prisa's presentation made in its General Shareholders' Meeting held on April 10, 2003. The English version of this presentation was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at (34-91) 330-10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

dlw 6/2


Grupo PRISA

2003 GENERAL SHAREHOLDERS MEETING

10 April, 2003



Grupo PRISA

PIB EVOLUTION (%)

5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%

1999 2000 2001 2002

Spain Eurozone Latam



Grupo PRISA

P&L ACCOUNT

€ million	2002	2001	% change
Revenues	1,216	1,197	1.6
Operating expenses	1,096	1,081	1.4
EBITDA	203	188	8.0
EBIT	119	116	3.0
Net Profit	82	77	7.0

	2002	2001
EBITDA Margin	16.7%	15.7%
EBIT Margin	9.8%	9.7%


Grupo PRISA

Revenues

€ million

PERFORMANCE


1,197
+1.6%
1,216
2001
2002

REVENUES BY ACTIVITY
(YoY change)


+6.7%
459
Advertising


+8.6%
237
Newspaper sales


-10.4%
340
Book sales


+6.6%
180
Other



Grupo PRISA

REVENUES BY LINE OF ACTIVITY

€ Million

	2001	2002
Total	1,197 mn €	1,216 mn €
Advertising	36%	38%
Books & Rights	32%	28%
Newspapers & Magazines	18%	20%
Others		



Grupo PRISA

Revenues Breakdown by Geographic Area

2001
1,197 mn €


Others 15%
Brazil 4%
Mexico 6%
Spain 75%

2002
1,216 mn €


Others 10%
Colombia 3%
Brazil 3%
Mexico 7%
Spain 77%

International Revenues in 2002

Santillana: 73%
International Media: 17%
Printing: 10%



Grupo PRISA

EBIT Breakdown by Geographic Area

2001
116 mn €


Others 13%
Brazil 3%
Mexico 14%
Spain 70%

2002
119 mn €


Others 3%
Brazil 3%
Colombia 6%
Mexico 12%
Spain 76%

Grupo PRISA


Net Income
€ million
119
-29
-5
-20
-13
27
3
82
EBIT
Financial result
Equity method
Goodwill amortization
Extraordinary result
Taxes
Minority interest
Net Income



Grupo PRISA

Net Debt & Investments

Investments

€ Million


343
308
131
2000
2001
2002

Net Debt: Ratios

Net Debt/EBITDA: 2.15

Net Debt/Equity: 70.4%

Focused on CAPEX rationalization



EL PAÍS Main Figures

€ million	2002	2001	% change
Revenues	298	291	2.4
Operating expenses	224	234	(4.2)
EBITDA	84	67	26.4
EBIT	74	57	29.3
EBIT Margin	24.7%	19.6%	



Grupo PRISA

EL PAIS


Average Daily Circulation (copies)
433,617
435,299
495,104
2001
2002
1Q 2003


Weekend Average Circulation (copies)
732,681
725,710
874,242
2001
2002
1Q 2003



Grupo PRISA

RADIO/SER Main Figures

€ million	2002	2001	% change
Revenues	184	179	3.0
Operating Expenses	149	146	2.4
EBITDA	40	38	6.9
EBIT	35	34	5.5
EBIT Margin	19.2%	18.7%	
Including A3 Radio			
Revenues	196	191	2.6
EBIT	43	42	2.4
EBIT Margin	21.9%	22.0%	



Grupo PRISA

RADIO

2002 Market share in conventional format


ONDA CERO 21%
SER 44%
RNE 18%
COPE 17%


Grupo PRISA

Education and General Edition Main Figures

€ million	2002	2001	% change
Revenues	347	389	*(10.8)*
Operating Expenses	308	344	*(10.5)*
EBITDA	73	78	*(7.5)*
EBIT	39	45	*(13.5)*
EBIT Margin	11.2%	11.6%	

Argentina Impact

	2002	2001	change
Revenues	6.3	33.5	(27.2)
EBIT	(1.4)	4.6	(6.0)



Grupo PRISA

Santillana

Revenue breakdown by geographic area

389 mn €
347 mn €
36%
Spain & Portugal
40%
19%
Mexico
21%
13%
Brazil
12%
Others
2001
2002



Grupo PRISA

Santillana

EBIT breakdown by geographic area

2001


Other countries 34%
Brazil 6%
Spain 24%
Mexico 36%

2002


Other countries 26%
Brazil 9%
Spain 26%
Mexico 39%



Grupo PRISA

Specialized Press


Diario As (copies)
123,447
176,892
212,761
1997
▶ 2002
1Q 2003


Cinco Dias
25,535
24,621
25,731
2001
2002
1Q 2003


El Correo
14,400
14,571
21,808
2001
2002
1Q 2003


Cinemanía
33,464
46,081
67,000
2001
2002
1Q 2003



Grupo PRISA

Local TV presence

Localia TV presence by Autonomous regions

Region	Stations	Region	Stations
Andalucía	17	Madrid	8
Aragón	3	Valencia	7
Asturias	3	Extramadura	8
Baleares	2	Galicia	6
Cantabria	1	La Rioja	1
Castilla-La Mancha	2	Murcia	4
Castilla y León	5	Navarra	1
Cataluña	1	Vasque country	4

Total: 73 stations




With stations



Business Divisions

INTERNATIONAL MEDIA: constitution of Grupo Latino de Radio. Reorganization and management of the radio business in Latam. Revenues: €48 million.

USA
Miami
Mexico
Costa Rica
Panama
Colombia
Brazil
Bolivia
Chile
Argentina
Current presence
Priority markets



Grupo PRISA

Current Presence: Mexico


Mexicali
Cities with stations owned by Prisa
Monterrey
San Luis Potosi
Guadalajara
D.F.
Veracruz



Grupo PRISA

Current presence: Colombia, main cities


Barranquilla
Cartagena
Medellín
Bogotá
Cali

Main cities with stations owned by Prisa

Total presence:
48 cities
117 broadcasters



Grupo PRISA

Current presence: Chile, main cities


Iquique
Antofagasta
Viña del Mar
Valparaíso
Santiago
Rancagua
Talcahuano
Concepción
Temuco
Puerto Montt

Main cities with stations owned by Prisa

Total presence
104 own stations
32 jointly owned stations
60 cities



GENERAL STRATEGY

- Latest acquisition development
- Control the level of debt
- CAPEX rationalization
- Control and reduction of costs
- Disinvestments in non core business divisions


Grupo PRISA

STRATEGY IN SPAIN

- Maintenance leadership position in Press and Radio
- Strengthen new business divisions
- Positive EBIT in Specialized and Regional Press
- Education. New markets
- Accelerate investments returns
- Integration of Digital Platforms



Grupo PRISA

ESTRATEGIA INTERNACIONAL

- Development of the radio business in the main markets in Latam
- Santillana expansion in USA
- Optimization of investments profitability.